BANCO DE GALICIA Y BUENOS AIRES S.A.

Autonomous City of Buenos Aires, June 9, 2010

To the

Comisión Nacional de Valores (National Securities Commission)

Dear Sirs,

We are writing to you regarding the transaction, of which you were notified on June 2, 2010 and December 27, 2009, in which Banco de Galicia y Buenos Aires S.A. will acquire a 95% stake in the following: (i) Compañía Financiera Argentina S.A., a corporation organized under the Argentinean laws and authorized to operate as a financial institution, (ii) Cobranzas & Servicios S.A., a corporation organized under the Argentinean laws and (iii) AIG Universal Processing Center S.A., a corporation organized under Argentinean laws, for a price subject to adjustment.  We will inform you of this price on the closing date of said transaction, pursuant to the terms and conditions of the agreement for the purchase and sale of the shares.

Furthermore, we hereby inform you that on June 7, 2010, the Argentine Central Bank authorized the above-mentioned transaction through its Resolution Number 124. Said Resolution was served to Banco de Galicia y Buenos Aires S.A. on June 8, 2010.

We also hereby inform you that Tarjetas Regionales S.A. has acquired the remaining 5% stake in the corporations mentioned above.

Yours sincerely,

Patricia M. Lastiry
In charge of
Market Relations